Exhibit 99.1

THE CORNERSTONE OF NEXT GENERATION MOBILITY

Dis c laimer 2 . This presentation includes forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward - looking statements. Words such as “ may, ” “ will, ” “ should, ” “ likely, ” “ anticipates, ” “ expects, ” “ intends, ” “ plan, ” “ projects, ” “ believes, ” “ views, ” “ estimates ” , “ future ” , “ allow ” , “ aims ” , “ strives ” “ endeavors ” and similar expressions are used to identify these forward - looking statements. These statements include, among other things, the Company ’ s statements about the Company ’ s strategic and business plans, relationship or outlook, the impact of trends on and interest in its business, intellectual property product and future results. These forward - looking statements are based on REE ’ s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE ’ s control. Forward - looking statements in this or any other REE communication are only as of the date made and REE undertakes no obligation to update its forward - looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward - looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE ’ s future performance and cause results to differ from the forward - looking statements in this release include, but are not limited to: REE ’ s ability to commercialize its strategic plan; REE ’ s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE ’ s advanced prototypes into marketable products; REE ’ s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE ’ s estimates of unit sales, expenses and profitability and underlying assumptions; REE ’ s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE ’ s limited operating history; risks associated with REE ’ s plans for initial commercial production; the ability of raw materials and other critical components including semiconductor microchips; REE ’ s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e - mobility space, including with competitors who have significantly more resources; risks related to the fact that the Company is incorporated in Israel and governed by Israeli law; REE ’ s ability to make continued investments in its platform; the impact of the ongoing COVID - 19 pandemic and any other worldwide health epidemics or outbreaks that may arise; the need to attract, train and retain highly - skilled technical workforce; changes in laws and regulations that impact REE; REE ’ s ability to enforce, protect and maintain intellectual property rights; REE ’ s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “ Risk Factors ” and “ Cautionary Note Regarding Forward - Looking Statements ” in REE ’ s final prospectus relating to its business combination filed with the U.S. Securities and Exchange Commission (the “ SEC ” ) on July 1, 2021 and in subsequent filings with the SEC. While the list of factors discussed above and the list of factors presented in the final prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward - looking statements. Industry and Market Data In this presentation, REE relies on and refers to publicly available information and statistics regarding market participants in the sectors in which REE competes and other industry data. Any comparison of REE to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to REE. REE obtained this information and statistics from third - party sources, including reports by market research firms and company filings. While REE believes such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. REE has not independently verified the information provided by third - party sources. Trademarks: This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, © or ® symbols, but REE will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights .

REE ’ s Vision We strive to be the cornerstone on which mobility players can build their future services, unbound by legacy thinking, utilizing REE’s modular and scalable EV platform

Confidential and Propriety Information REEcorner TM video

7 Key Highlights The Cornerstone of Next Generation Electric Mobility Tailwinds - $700 billion 1 global market undergoing rapid transformation - Regulatory environment; maturing technology; consumer behavior Highly Differentiated from other EV Offerings - Technology: REEcorner TM and by - wire technology enables a fully flat, highly modular chassis - REE’s tech & business model are agnostic to who or what wins, as market develops - Battery vs. Fuel Cell - Autonomous vs. Human Driven - Horizontal approach – complete, not compete - Lower development cost, faster time to market TAM: Largest 2 in Peer Group - Best approach: Horizontal B2B business model - Build platforms in multiple sizes, for multiple applications, faster and at lower cost Team - Synergy gained from blend of entrepreneurs, seasoned executives with technology and automotive experience - Diverse, progressive, highly accomplished R&D, Engineers and Operational members from major players Traction / Go - to - Market Momentum - Launching in a fast - growing segment - Blue - chip strategic partners, investors and potential customers - Scalable, capex - light model 2SWLRQ 5(( ; :,3 (1) Based on REE’s projected average selling price and Frost & Sullivan forecast (2) See slide : Unique Technology & Go - To - Market Strategy Relative to New Mobility Players

REE strives to be the cornerstone for future electric vehicles Scalable and modular corner technology for broad range of EVs - Massive and rapidly growing TAM: 3.1M units today, projected to grow to 13.1M in 2025 and 34.7M in 2030 Unique horizontal approach and rapid platform development cycle - Developing 4 functional platform classes for multi - segment coverage - 70+ pending or granted patents across design, component engineering & software Collaborative go to market strategy secures path to commercialization - Validates demand across multiple markets: collaborations on GTM with Magna, Hino, JB Poindexter, Navya, Mitsubishi Corporation, a global logistics company, MaaS operator Strong global automotive Tier 1 network de - risks execution path - Capex light and flexible manufacturing approach - Vendors’ network includes American Axle, Musashi, KYB, NSK, Iochpe - Maxion and more - Targeting initial commercial production – 2022, mass production - 2023 6 Industry Disruptor Positioned for Long - Term and Sustainable Growth

Tech Overview

Extensive IP Portfolio Across Design, Component Engineering & Software

~70 Patents[1]

REEboard

- Flat chassis
- Control systems and electrification

REEboard + REEcorner™

- Full steer- break- drive- by-wire (SBW/BBW/DBW)
- Redundancy and safety
- Modularity
- Operational Synergy between REEcorners™
- Energy efficiency & performance
- Fast replacement and activation
- AD ready



REEcorner ECU
REEcorner ECU
REEcorner ECU
REEcorner ECU
REEcorner ECU

REEcorner™

- Components in wheel arch
- Motors inboard as fully sprung masses
- High performance compact suspension
- Extended steering per volume
- Integrated powertrain
- Interfaces to external & remote systems
- Smart service & preventive maintenance AI with OTA updates
- Smart corners
- Efficient off-vehicle servicing



Sub-Frame
Damper & spring
Gear
e-Motor
On-board braking system
Torque transfer

R3E

(1) Pending and granted patents as of September 30, 2021

9

10 From the Track

Technology Comparison

REE vs. Conventional EV Platforms

REEcorner™ EV Platforms



Conventional EV Platforms



REE's advantages

Modularity

Agnostic to vehicle parameters such as size, shape and weight

Serviceability

Superior TCO[1] enabled by REEcorner™ under an hour Corner to Corner replacements

Motor Placement

Positioned inboard as a fully sprung mass (unlike Hub Motors which increase unsprung mass)

Steering Technology

Proprietary Single Wheel Steer-by-Wire systems designed with available All Wheel Steer (AWS)

Braking Technology

Proprietary Single Wheel Brake-by-Wire system designed to enable better response time (TTL), full redundancies and higher performance

Power Source

Agnostic to power source (battery or fuel cell)

Autonomous Drive

REE technology designed to manage all vehicle dynamics functions, allowing for smoother and safer autonomous driving and faster time to market

(1) Assumes 36,500 km in operation per year for a 10 years period. Total Cost of Ownership includes purchase price + energy cost + infrastructure cost + maintenance cost less residual value. Competitor data based on publicly available information and statistics regarding market participants in the sectors in which REE competes and analyzed by REE's internal research team. Diesel vehicle compliant with Euro 6 standards

11

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REE's Value Proposition – Beyond EVs

Modularity

Complete Freedom of Design

Future-proof – Agnostic to vehicle dimensions, payload, power source and driver. Upgradeable functionality over time

Industry's flattest platform - enables much more room for passengers, cargo and batteries (longer ranges for fewer routes)

Cost efficiencies for OEMs - Reduced engineering development and design cost

Customized body design, performance, ADAS level, functionality and service layers for mission-specific applications

Product Technology

Maximum Function & Operational Efficiencies

Single Wheel XBW technology – Proprietary technology integrating e-motors, steering, braking, suspension and control components into one complete system controlled by a network of ECUs (Electric Control Units)

Low TCO[1] – Highest volumetric efficiency, lower maintenance costs, robust designs, and longer lifecycles via upgradeable corners and bodies

Short time to market – Short design, development and assembly cycle enables OEMs agile reactions to evolving business models, market opportunities, regulations and competitive actions

Design for Serviceability – Quick corner swap capabilities enable low MTTR (Mean Time to Repair) and reduced spare part inventories due to maximum common components

Execution

Speed to Market While Mitigating Risks

Horizontal market strategy enables maximum speed to market, minimum investment and preferable variable cost structure

CapEx-light integration strategy – minimal capital investments, simplified processes, multiple global locations for optimal global footprint

Incremental revenue - maximum market coverage, software and service monetization, Integrated DaaS capabilities

Extensive network **of global partners** – including leading automotive suppliers, for reduced risk associated with new technology

(1) Assumes 36,500 km in operation per year for a 10 years period Total Cost of Ownership includes purchase price + energy cost + infrastructure cost + maintenance cost less residual value. Competitor data based on publicly available information and statistics regarding market participants in the sectors in which REE competes and analyzed by REE internal research team. Diesel vehicle compliant with Euro 6 standards

13

Only fully horizontal player • The largest addressable market • Unified and complete full system solution • Can collaborate with a variety of market players REE's Cornerstone Solution Horizontal Player for Maximum Addressable Market 14

REE's Innovative Platform Serves >$700 Bn[1] Total Addressable Market (TAM)

Significant Growth Expected in Each of REE's Target Opportunities[2]

Scalable Modular Architecture Supports All Mission Specific EVs



MD Truck / EV Bus
E-LCV / EV Shuttle
Mid Mile Delivery
Robo Taxi / PV
Last Mile Delivery

TAM Breakdown[1]



Passenger Vehicles: 60%
$700 Bn+[1] Total Market Opportunity
Autonomous Delivery: 4%
Light Commercial Vehicles: 6%
Mid Duty Commercial Vehicles: 2%
E-Shuttles and Robotaxi / MaaS: 28%



31% CAGR[3]
3.1
4.4
6.4
9.3
13.1
15.3
19.1
24.3
29.3
34.7
2021E
2022E
2023E
2024E
2025E
2026E
2027E
2028E
2029E
2030E

Total EV TAM (Units in Millions)[1]

(1) Based on REE's average selling price and Frost & Sullivan Forecast
(2) Based on Frost & Sullivan Forecast
(3) These projections are for illustrative purposes only and should not be relied upon as being necessary indicative of future results

15

15 6 10.7 ϭϭ ϭϯ͘ϴ ĂƌŐŽ sŽůƵŵĞ ;ŵ ϯ Ϳ Best - In - Class Specifications Across e - LCV Classes 1 16 REEcorner TM & Control technology enables the most functional vehicles across key segments. 2.68 1.17 ϭ͘ϳϵ ϭ͘ϴϭ Ϯ͘ϰ Cargo Volume / Length (m3/m) Class 2 Vehicles More Cargo Volume & Cargo Volume per meter length – carries more, less routes (1) Data based on publicly available information and statistics regarding market participants in the sectors in which REE competes. REE information based on current Class 2 and Mid and Short haul design (2) Compared to Mercedes eSprinter 2 , 50 0 Length Cargo Volume Sprinter 144’’ 5,925mm 10.5m M e rc e d e s eS printer 6,088mm 11.0m Short haul powered by REE 5,600mm 15.0m 8% Shorter 2 36% more space 2 2,040 5,600

Best - In - Class Specifications Across e - LCV Classes 1 17 1 3 . 6 1 5 . 7 1 2 . 9 Turning Radius (m) 40 5 5 . 7 45 Step in Height (cm) 80 41 36 35 0D[ %DWWHU\ &DSDFLW\ N:K Max Battery Capacity – longer distance capabilities for more transactions / route Low Step Height – better ergonomics for driver, more cargo volume for a given vehicle height Minimal Turning Radius – better maneuverability & drivability in urban areas ; ϭ Ϳ ĂƚĂ ďĂƐĞĚ ŽŶ ƉƵďůŝĐůǇ ĂǀĂŝůĂďůĞ ŝŶĨŽƌŵĂƚŝŽŶ ĂŶĚ ƐƚĂƚŝƐƚŝĐƐ ƌĞŐĂƌĚŝŶŐ ŵĂƌŬĞƚ ƉĂƌƚŝĐŝƉĂŶƚƐ ŝŶ ƚŚĞ ƐĞĐƚŽƌƐ ŝŶ ǁŚŝĐŚ Z ĐŽŵƉĞƚĞƐ͘ Z ŝŶĨŽƌŵĂƚŝŽŶ ďĂƐĞĚ ŽŶ ĐƵƌƌĞŶƚ ĐůĂƐƐ Ϯ ĚĞƐŝŐŶ ůĂƐƐ Ϯ sĞŚŝĐůĞƐ

Superior Total Cost of Ownership

Vehicle
- Superior footprint, weight, cargo volume and payload attributes
- Better maneuverability & faster parking
- Extra space to carry more goods per route
- Low center of gravity
- Flexible battery packaging for maximum range

Maintenance Costs
- Quick REEcorner™ replacements – efficient module swaps for reduced MTTR
- Reduced scheduled maintenance via Preventative Maintenance AI
- Minimal downtime

Power and Infrastructure
- Power agnostic (BEV or FCEV)
- Modular pack configurations
- Fast and smart charging

Lifecycle
- Built to last, >12-year lifecycles
- Body can be rebuilt without changing corners
- Power source upgradeable over time
- Component and function upgrades over time

Total Cost of Ownership[1]


$73,915
$91,250
$144,545
REE P4 Electric
2023 CY
$0.20/km
Electric
2023 CY
$0.25/km
Diesel
2021CY
$0.40/km

Class 2 Vans

19% reduction from new generation EV Vans
49% reduction from traditional Diesel Vans


$109,565
$118,770
$269,210
REE P7 Electric
2023 CY
$0.30/km
Electric
2021 CY
$0.33/km
Diesel
2021CY
$0.74/km

Class 4 Vans

8% reduction from EV Vans
59% reduction from traditional Diesel Vans

Further benefits can be realized at the Fleet Level[2]:



Fleet Size | Output

Baseline – Traditional Fleet



REE Fleet Size | Output

Option 1: Less Vehicles in Fleet
26% TCO savings from downsizing fleet



REE Fleet Size | Output

Option 2: More output
29% TCO savings vs comparable larger fleet

(1) Assumes 36,500 km in operation per year for a 10 years period Total Cost of Ownership includes purchase price + energy cost + infrastructure cost + maintenance cost less residual value. Competitor data based on publicly available information and statistics regarding market participants in the sectors in which REE competes and analyzed by REE internal research team. Diesel vehicle compliant with Euro 6 standards
(2) Assumes Traditional Fleet represents 20 Class 4 vehicles each delivering 300 packages daily, REE Fleet vehicles with 30% more carrying capacity. Fleet and usage data based on publicly available information and statistics regarding logistics operations analyzed by REE internal research team. Does not include savings associated with driver efficiencies.

18

19 Z ͛ Ɛ ŽŶĨŝŐƵƌĂƚŽƌ ĂůůŽǁƐ ĐŽƐƚƵŵĞƌƐ ƚŽ ĐŽŶĨŝŐƵƌĂƚĞ ƚŚĞ ƉůĂƚĨŽƌŵ ƚŚĂƚ ŵĞĞƚƐ ƚŚĞŝƌ ƐƉĞĐŝĨŝĐ ƌĞƋƵŝƌĞŵĞŶƚƐ

Go-to-Market Strategy

Brand Owners

- Logistics
- Fleets
- Tech Companies
- Commercial Operators
- MaaS
- OEMs

$$$ →

Contract Manufacturers



Powered by ***REE***

→ $$

Tier 1

ePowertrain
Steering
Braking
Suspension

Tier 2

Battery & BMS
Power Electronics
Chassis
Silicon Chips

Additional Layers

Autonomy
DaaS
Maintenance
Aftersales

Strategic collaborations:

MAGNA HINO nauya

J.B. Poindexter & Co., Inc. Mitsubishi Corporation

UNDISCLOSED MAAS PROVIDER

UNDISCLOSED GLOBAL LOGISTICS COMPANY



REE 20

Strategic Collaboration Case Study:

Strategic Collaboration with JB Poindexter & Co Business Unit, EAVX, to Develop Commercial Electric Vehicles

Full-scale production in the US of next generation modular electric vehicles, integrating REEcorner™ technology and JB Poindexter commercial vehicle bodies



Body & interior manufactured by JB Poindexter



REEboard manufactured by REE


EAVX

Powered by REE

Jointly Go-to-Market

Brand Owners[1]

- **Last Mile Delivery (of which JB Poindexter currently has a leading market share of the 35k/year Market)**
- Fleets
- Commercial Operators
- MaaS

REE's collaboration with the J.B. Poindexter & Co., Inc. family of companies will allow it to:

- Build next-generation EV vehicles - modular walk-in vans - 'Powered by REE' for the North American Market
- Additional collaboration to target additional commercial truck customers & segments
- Utilize current relationships and sales channels
- Develop prototypes by Q1 2022 for volume production in 2024

(1) TAM / Target Brand Owners

REE 21

WŽǁĞƌĞĚ ďǇ 5(( REE Hino Business Alliance 7RS 'HVLJQ :LQQHU LQ 'HVLJQ IRU 6RFLHW\ ʹ

$25,000 $8,961 Gross Revenue )URQW &RUQHUV Rear Corners Labor & Others 3ODWIRUP *URVV 3URILW a *URVV 3URILW 0DUJLQ $WWUDFWLYH 6LQJOH 3ODWIRUP 8QLW (FRQRPLFV Platform 4T – Up to 4 - ton Light - Duty Commercial Vehicle ^ǇƐƚĞŵ Cost REE Platform $25,000 Battery 3 $10,800 Body 4 $9,600 Total Vehicle Cost $45,400 dŽƚĂů sĞŚŝĐůĞ ŽƐƚ $67 $ 57 Ψ ϱϬ Ψ ϳϲ DĂƐƚĞƌ ϯ͘ϭ d sŽůŬƐǁĂŐĞŶd Ğ d ƌĂŶ Ɛ ƉŽƌƚ Ğ ƌ ϯ ͘Ϯ d Mercedes eVito 3.2T sŽůŬƐǁĂŐĞŶ Ğ Ͳ ƌĂĨƚĞƌ ϱ͘ϱ d (1) (2) (3) (4) (5) Example calculation based on current P4 platform. Excludes drive motors and battery. Estimated cost based on comparative LCV models. Assumes $180 / kWh Estimated cost based on comparative LCV models. MSRP, excluding taxes and grants. Based on publicly available information and statistics regarding market participants in the sectors in which REE competes. ŝůů ŽĨ DĂƚĞƌŝĂůƐ Ăƚ DĂƐƐ WƌŽĚƵĐƚŝŽŶ ϭ 3ODWIRUP ŽŵƉĂƌĂďůĞ >s D^ZWƐ ;Ψ ŝŶ ŬͿ ϱ

8QLTXH 7HFKQRORJ\ *R 7R 0DUNHW 6WUDWHJ\ 5HODWLYH WR 1HZ 0RELOLW\ 3OD\HUV 24 Source: Pitchbook, S&P Global Market Intelligence, Investor Presentations, Company Filings and Company Website. (1) Based on REE’s average selling price and Frost & Sullivan Forecast 2030E TAM. (2) Planned expansion for 2022 2 1 Class 2 & 7 $430 Bn Class 2 & 3 NA US, UK, India, Germany, Russia, Netherlands US, EU 4 # of Platforms 4 A d d r e ss a ble Market Cl a s s 1 - 6 $70 0 Bn 3 Global Footprint Israel, US, UK, Germany, Japan Go - To - Market Partners Production Partners

25 Execution Overview

Key Achievements During 2021

On track for 2023 commercial production

Feb



REE Center of Excellence

- Accelerate engineering design, validation, verification and testing, as well as product homologation

March

Product Development

5 new and improved REEcorners™



April

Magna

- Strategic partnership to develop and manufacture new Modular EVs 'Powered by REE'
- Go-to-Market teams to identify world-leading tech & MaaS company opportunities

Navya

Strategic development agreement with leading autonomous vehicles company

Hino (Toyota's Truck Arm)

- Business Alliance Agreement for next generation commercial mobility solutions, with prototypes by 2022.

May

American Axle Manufacturing

Joint Development Agreement for Advanced Driveline Systems

June

JB Poindexter & Co

- Strategic Collaboration to Develop Commercial Electric Vehicles

July

R3E

26

Roadmap to Production and Revenue Generation

Strategic collaborations :

- HINO (a Toyota company) - Business Alliance
- MAGNA - strategic collaboration agreement
- J.B. Poindexter & Co., Inc. - strategic collaboration with EAVX (a JB Poindexter & Co business unit)
- nauya - strategic agreement for the development of autonomous vehicles
- Co-operation and supply agreement with a MaaS provider
- MOU with a global logistic company
- Mahindra Rise - MOU

Segment	Signed Agreements	MOUs	Pipeline	Total # of Programs
Autonomous Delivery			1	**1**
Light Commercial Vehicles	1	1	6	**8**
Delivery Vans and Trucks	1	1	2	**4**
Mid Duty Commercial Vehicles	1			**1**
Mobility-as-a-Service (MaaS)	2		4	**6**
Total	**5**	**2**	**13**	**20**

Major Milestones Expected[1]:


Commercial agreement signed, including market assessment and potential 5-year forecast
Prototype evaluation on non-public roads - **testing at customers expected by Q3 22**
Public road testing
Commercial production and revenue generation
YEAR 1
YEAR 2
YEAR 3
Signing of MOU followed by product specification and market assessment
Program initiation and supplier nomination – **expected by Q2 22**
Firm unit order received
Production order received

REE

(1) Timing represents management expectations and is subject to change

27

REE's Strategic Integration Centers[1]


1 U.S.A.
2 Europe
3 Asia
Planned integration centers: 2022-2024

- REE will assemble components at its integration centers, thus reducing Capex requirements
- Expect to have a network of 15 integration centers by 2026 with annual capacity of ~600k units


Land & Building: 43%
Other: 23%
$15 M Total Cost per IC²
Assembly & Testing: 33%

Production capabilities:


2021
2022
2023
2024
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
February 16th – 1st Engineering Center established - UK
July 23 – Austin, Texas selected as IC location
1st IC to be established U.S.
2nd IC to be established Europe
3rd IC to be established Asia
4th IC to be established TBD

(1) Cost, timing and locations represent management expectation and are subject to change. These projections are for illustrative purposes only and actual outcomes may differ materially.
(2) Includes Capex for machinery and tooling, R&D engineering centers, replacement and refurbishment, and other

28

Thank You

Appendix

US Integration Center Outline & Assembly Overview 31